UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

RUSH METALS CORP.
(Name of Issuer)

Shares of Common Stock, No Par Value
(Title of Class of Securities)

781876107
(CUSIP Number)

Keith Diakiw
President
11215 Jasper Avenue, Suite 505
Edmonton, Alberta, Canada  T5K 0L5
780-498-2907
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 5, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or  240.13d-1(g), check the following box  [  ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 781876107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Ron Daems

2. Check the Appropriate Box if a Member of a Group (See Instructions)
                              (a) [__]     (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions)
    OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization:
    Canadian

Number of                                          7. Sole Voting Power
Shares Beneficially                                     -14,000,000-

Owned By Each                                8. Shared Voting Power
Reporting                                                             -0-

Person                                                9. Sole Dispositive Power
                                                                       -14,000,000-

                                                          10. Shared Dispositive Power
                                                                               -0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
14,000,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
 52.6% of the issued and outstanding shares of common stock

14. Type of Reporting Person (See Instructions)
 IN

Item 1. Security and Issuer

Security:      Common Shares, no par value

Issuer:       Rush Metals Corp.
       11215 Jasper Avenue, Suite 505
       Edmonton, Alberta, Canada T5K 0L5

Item 2. Identity and Background

(a)  The name of the person filing this statement: Ron Daems (the “Reporting Person”).

(b)  The residence or business address of the Reporting Person is: 246 Stewart Green S.W., Suite 4070, Calgary, Alberta, Canada T3H 3C8.

(c)  The present principal occupation of the Reporting Person is consultant.   The name, principal business, and address of the organization in which such employment is conducted are as follows: Self-Employed, 246 Stewart Green S.W., Suite 4070, Calgary, Alberta, Canada T3H 3C8.

 (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

No consideration was paid by the Reporting Person for the assignment by gift of 14,000,000 shares of the common stock of the issuer held by Paul D. Noland.

Item 4. Purpose of Transaction

On March 5, 2011, 14,000,000 shares of the common stock of the issuer held by Paul D. Noland were gifted by Mr. Noland to the Reporting Person, pursuant to an assignment, dated March 5, 2011, among the Reporting Person, the issuer, and Mr. Noland.  No consideration was paid by the Reporting Person for the gifting of such shares. Such assignment was made subsequent to Mr. Noland resigning as President and terminating his relationship with the issuer.  The Reporting Person agreed that the shares were being acquired subject to an irrevocable option previously granted by Mr. Noland to the issuer, pursuant to Amendment No. 1 to the Amended and Restated Agreement, dated September 2008, between the issuer and Mr. Noland.  Such irrevocable option grants the issuer the right to redeem all or any portion of the shares at any time at an exercise price of CDN $0.01 per share.  Such option may be exercised by sending a notice to the Reporting Person that the issuer is purchasing all or any portion of the shares.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 26,613,920 issued and outstanding shares of common stock.  The Reporting Person owns 14,000,000 shares (representing 52.6%) of the issued and outstanding common stock of the Issuer.  The shares owned by the Reporting Person are subject to the issuer’s option to purchase all or any portion of these shares at a purchase price of CDN $0.01 per share.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As discussed in Item 4 above, the shares of the issuer’s common stock held by the Reporting Person are subject to the issuer’s right, exercisable at any time, to purchase any or all of these shares from the Reporting Person at a purchase price of CDN$0.01 per share.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Assignment, dated March 5, 2011, among the issuer, Ron Daems, and Paul D. Noland*

* Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 9, 2011

/s/ Ron Daems
Name: Ron Daems

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).